375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada
Telephone (604) 453-4870

April 23, 2010

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Live Current Media Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filing Date: February 1, 2010
File No.:  333-158951

Dear Mr. Owings:

This letter is in response to your letter dated March 2, 2010.  For your ease of reference, we have repeated your comments in this response and numbered them accordingly.  We have also filed Amendment No. 3 to the Registration Statement (the “Amendment”).

General

1.           Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.   Please make consistent revisions to your Management’s Discussion and Analysis as well.

We have updated our financial statements to include the audited financial statements for the fiscal year ended December 31, 2009 and we have revised Management’s Discussion and Analysis.

Executive Compensation, page 77

2.           Please update this section to provide compensation information for the recently completed fiscal year.  In this regard, refer to Section 217.11 under “Interpretive Responses Regarding Particular Situations” of our Compliance and Disclosure Interpretations relating to Regulation S-K.

We have updated the compensation information as you requested.  Please see page 61 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 87

3.           Please update this discussion to a more recent date than May 5, 2009; in this regard, we note that you have updated much of your disclosure to at least January 19, 2010.

We have updated this discussion to April 21, 2010, as you requested.  Please see page 72 of the Amendment.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
April 23, 2010

Signatures, page II-11

4.           We note that you have revised this section in response to prior comment 10 of our letter dated May 28, 2009, however, you still need to identify your principal accounting officer or controller.  Please revise.

Mr. Hampson’s signature has been revised to indicate his position as principal accounting officer, as you requested.  Please see page II-10.

Finally, we have also added an additional 1 million shares of common stock to the shares being sold and updated the Amendment throughout to reflect this.

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

    We look forward to hearing from you shortly.

Very truly yours,

LIVECURRENT MEDIA INC.

By:	/s/ C. Geoffrey Hampson
C. Geoffrey Hampson, Chief Executive Officer

cc:           Robert Babula, Andrew Mew, Robert W. Errett, Ellie Bavaria